KRAMER LEVIN NAFTALIS & FRANKEL LLP

THOMAS E. MOLNER
PARTNER
PHONE 212-715-9429
FAX 212-715-8000
TMOLNER@KRAMERLEVIN.COM

February 24, 2010

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010
Attn:  Michelle Lacko, Staff Attorney

Re:                             Baltic Trading Limited

Amendment No. 5 to Form S-1

File No. 333-162456

Ladies and Gentlemen:

On behalf of Baltic Trading Limited (the “Company” or “Baltic Trading”), we are forwarding to you clean and marked courtesy copies of the above-referenced amendment to the Company’s Registration Statement on Form S-1 (as so amended, including all exhibits thereto, the “Registration Statement”) which has been filed via EDGAR.  The marked copies show changes from the previous amendment to the Registration Statement.  The current amendment includes information regarding the purchase of vessels, restricted stock grants, the terms of an anticipated commitment letter for a credit facility and some additional updates.  The price per share of Class B Stock set forth in the Registration Statement reflects the agreement between the Company and the underwriters for such amount.

We respectfully note for the Staff that the vessel purchase agreements to which the Company is party, which are described in the Registration Statement and filed as Exhibits thereto, are subject to termination on March 16, 2010 as set forth in such agreements. It is our understanding that the Company accepted such restrictions based on market practices for these types of vessel purchase transactions. In light of these constraints, the Company expects to request the acceleration of the effective date of the Registration Statement for effectiveness as early as March 8, 2010. In this connection, we would greatly appreciate any assistance the Staff is able to afford the Company in meeting this timetable.

Please do not hesitate to contact me at the above telephone and facsimile numbers if you have any questions.

Very truly yours,

/s/ Thomas E. Molner

Thomas E. Molner

cc:           Mr. John C. Wobensmith

Enclosures:           One clean copy of the Registration Statement

Two marked copies of the Registration Statement

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